Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

June 18, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, DC 20549

Re:	Silver Pegasus Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed May 20, 2025 File No. 333-284395

Attention: Howard Efron, Jennifer Monick, Pearlyne Paulemon and Pam Howell

On behalf of our client, Silver Pegasus Acquisition Corp., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the responses to the comments contained in the Staff’s letter dated February 12, 2025 on the Company’s registration statement on Form S-1/A filed on May 20, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its amendment to the Registration Statement on Form S-1/A2 (the “Amendment”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the responses. We have included page references in the Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment. In addition to addressing the Staff’s comments, the Amendment has been updated to include additional founder shares issued to the Sponsor.

Amendment No.1 to Form S-1 filed May 20, 2025

Cover Page

1.	Please revise to clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on the one hand, and purchasers in the offering on the other hand. See Item 1602(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover of the Amendment.

Los Angeles   New York   Chicago   Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission June 18, 2025 Page 2

2.	Please clarify whether the potential indirect purchase of private placement warrants and founder shares by non-managing sponsor investors is conditioned upon their purchase of units in the offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover of the Amendment.

3.	Please disclose the number of non-managing sponsor members who have expressed an interest in purchasing units. Please disclose whether there is a cap on the amount that each investor may purchase. Please also disclose that the non-managing sponsor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering. Please also revise the summary to add back the disclosure regarding the expression of interest and further clarify the potential impact such purchases could have upon the trading volume, volatility and liquidity.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover, the summary and on page 153 of the Amendment.

4.	We note your disclosure that non-managing Sponsor investors will have no obligation to vote any of their public shares in favor of your initial business combination, but that if they purchase all of the public units in which they have expressed interest or otherwise hold a substantial number of public units they will “potentially have different interests than our other public shareholders” in approving a business combination. It would appear that non-managing sponsor interests would have different interests than public shareholders regardless of the number of public shares they own due to their interest in founder shares and private placement warrants. Please revise to clarify here and throughout the prospectus where you state that non¬managing Sponsor investors have no obligation to vote any public shares in favor of a business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and elsewhere in the Amendment.

Private Placements, page 14

5.	We note the disclosure regarding the ability of the Class B.2 warrant holders to exchange their warrants for common stock based upon the formula provided. Please reconcile with the cover page which states that “each private placement warrant entitles the holder thereof to purchase one Class A ordinary share at a price of $11.50 per share.” Please also provide some examples calculating the exchange at various market prices and provide clear disclosure throughout to the extent such exchange could result in material dilution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and page 174 of the Amendment.

United States Securities and Exchange Commission June 18, 2025 Page 3

Risk Factors
Risks Relating to our Management Team, page 73

6.	We note your disclosure on page 7 that in order to facilitate the initial business combination your sponsor may surrender or forfeit, transfer, or exchange founder shares, private placement warrants or any of its other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amendment.

General

7.	We note that this amendment reduces the amount of time the company has to complete its initial business combination from 24 months to 18 months. However, we continue to note numerous references to 24 months, such as in the summary and risk factors. Please reconcile the time period within which the company has to complete its initial business combination. Similarly, we note the anti-dilution percentage of the sponsor shares in the table on page 4, 20%, is inconsistent with the disclosure throughout the prospectus, which references 25%.

Response: The Amendment has been updated to reflect the 18 month time frame to complete the business combination. We have corrected the percentage of the sponsor shares on page 4 and page 150 to reflect a 25% ownership interest.

Should you have any questions about the responses contained herein, please contact me by telephone at (212) 407-4043 (office) or via email at jaryeh@loeb.com.

Sincerely,

/s/Julia Aryeh
Julia Aryeh
Senior Counsel

Cc:	Giovanni Caruso